MOVE

Direct to consumer supermarket

We ship our own brand of groceries nationwide.


MOVE
SICILIAN-STYLE CAPONATA
NEW YORK
10 OZ / 283 g

Market Opportunity

The World's Largest Consumer Sector is about to tip over. In 2025, groceries will hit 20% digital penetration- the historic tipping point for consumer sectors.


20%
15%
10%
5%
2014
2017
2020
2023
2025

$700B	X	20%	=	$100B
US Overall Grocery Market in 2025		Digital Penetration in 2025		US Online Grocery Market by 2025

The Grocery Industry is Changing.

Millennials are spending more and demanding better food, brands and experiences.

$2,300

Better Food

Millennials spend $2.3K more on groceries than any other generation

5x

Better Experiences

Millennials are 5x more likely to buy groceries online

3x

Better Brands

Millennials are 3x more likely to shop across multiple stores and brands

Data From
Bankrate, Forbes & WSJ

What We Do

A Digital Grocery Store for Millennials.

One Premium Brand of Staples. Shipped Nationwide.


MOVE
RAW AVOCADO HONEY
NEW HAMPSHIRE
10 OZ / 283 g
MOVE
COCONUT COLD BREW COFFEE
LOS ANGELES
12 FL OZ / 355 mL
MOVE
FREE RANGE CHICKEN BREAST
PENNSYLVANIA
10 OZ / 283 g
MOVE
PORK & CHIVE DUMPLINGS
NEW YORK
8.5 fl.oz. / 250ml
MOVE
SPARKLING WATER
ITALY
16 FL OZ / 473 mL

250 Staples
Full grocery store.

1 Brand
Only private label

0 Middlemen
Vertically integrated

What We've Built

In just 18 months, we've built a moat.

We've proven demand, designed an addictive product and built nationwide distribution.

1. Market

Found an underserved customer and proved a whitespace in the market

2. Product

Designed a sticky product users love.

3. Operations

Built Profitable Nationwide Distribution

First

We proved the market. We built a viral waitlist and experienced huge, organic demand in beta. After shipping over 7,000 beta orders, we're ready to launch.

80K	$200K	30K	7,000+
Waitlist Signups	Organic Revenue in Beta	Online Community	Grocery Orders Fulfilled

What We've Built

Second
We designed an addictive product.

After testing 1,000 products with 100K users, we've built a service that users love more than any other grocer.

	MOVE	Traditional Grocers & Meal Kits
NPS	90%	60%
LTV/CAC	7x	3x
Retention over 24 weeks	40%	8%



Third

We built nationwide distribution.

3 DCs, 250 Products and 50 Producers later, Move will be the first and only grocer to get to all 50 states.

Average Order Value

We're a full grocery store.
And we see full grocery baskets.

In beta, each time we added a new aisle, AOV grows.


140
105
70
35
0
March
April
May
June
July

40% Gross Margin. Today.
The Highest in Grocery.

By going private label and D2C, we've erased the largest costs in grocery.

$135	-	$54	-	$12.5	-	$11	=	$57
AOV		COGS		Shipping		Packaging + Labor		Profit

Competitive Whitespace

Well funded grocery startups have boomed. But none have presented a better alternative to grocery stores yet.


Full Grocery Store
Uncurated Marketplace
Curated Ecommerce
Partial Grocery Store
instacart
jet
MOVE
BOXED
THRIVE MARKET
brandless.

The Brandless Example

Brandless is an online bargain store that sells private label CPG products. Within a year of launching, they're worth $500M. **Move is to premium grocery stores what Brandless is to value general stores.**



$240M
Series C
$50M
Series B
Post Launch
$16M
Series A
$1.5M
Seed
Pre Launch
March 16
December 16
July 17
July 18

Funding To Date

In 16 months, with a $1.65M pre-seed, we've proven demand, designed an addictive product, built nationwide distribution and recruited an expert team.

Y Combinator · 49ERS · FundersClub · inovia · FJ LABS · kima ventures · DRF Dorm Room Fund · THE HOUSE FUND · ALTAIR

We've Peeled The Biggest Layers of Risk.

Now we're ready to fundraise and go to market.

MARKET — Proved Demand for Curated Online Private Label

BUSINESS — Built a team of Industry experts and raised from best seed investors in the tech, consumer and food spaces

TECHNOLOGY — Built a nationwide distribution network and supply chain, unparalleled by any online grocer

FINANCING — Shown ability to fundraise and to operate capital efficiently


Product Development
15%
Marketing
30%
Operating Costs
15%
New Hires
20%
Inventory
20%

Use Of Funds

Now we’re raising funds to launch Move, finance inventory and acquire customers.

The 5 Year Vision

A Direct-to-Consumer Amazon.

Every Thing You Buy. One Brand.


Frozen + Dry Foods
Refrigerated Foods
Liquor + Health
Beauty + Cleaning
General Home Merchandise
Home Services
Q1 2019
Series A
Q4 2019
Series B
2020E
Series C
2021E
Series D
2022E
Series E
2023E
IPO